EXHIBIT 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Energy Resources, LLC
(amounts in thousands except ratios)

	December 31,	Nine months ended September 30,
	2007	2008
Earnings:
Income before income tax expense	$117,504	$114,082
Fixed charges	33,153	44,991
Minority interest	32	48
Loss from equity investee	158	(171)
Interest capitalized	(2,730)	(2,012)
Amortization of previously capitalized interest	191	109

Total	$148,308	$157,047

Fixed Charges:
Interest cost and debt expense	30,096	42,666
Interest allocable to rental expense(1)	327	313
Interest capitalized	2,730	2,012

Total Fixed charges	$33,153	$44,991

Ratio of Earnings to Fixed Charges	4.47x	3.49x

*	We have not issued any preferred securities as of the date hereof and, accordingly, we have not paid any preferred dividends.

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.